Exhibit 16.1 - Letter of Resignation of Shelley International, CPA
SHELLY INTERNATIONAL CPA

April 14, 2006

Secured Financial Network, Inc.
101 NE Third Ave, Suite 1500
Fort Lauderdale, FL 33301

Effective March 3, 2006, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation because as we discussed earlier, we are taking early retirement.

You should take steps to retain a new accounting firm immediately

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ Shelley International, CPA
Shelley International CPA

by Mark Shelley